FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                       For the month of    October  , 2003
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                            PROGEN INDUSTRIES LIMITED
                            -------------------------
                 (Translation of registrant's name into English)

               2806 IPSWICH ROAD, DARRA 4076, QUEENSLAND, AUSTRALIA
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                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F   X    Form 40-F
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     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes       No   X
                                        ---      ---

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

     Attached as Exhibit 1 is a copy of the Company's media release dated October 29, 2003 entitled "Progen Granted Anti-Angiogenesis Antibody Patent."


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Progen Industries Limited

Date: October 29, 2003                    By: /s/ Milton McColl
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                                              Milton McColl, Company Secretary

                                    EXHIBIT INDEX

Exhibit Number                           Description
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Exhibit 1           Copy of the Company's media release dated October 29, 2003 entitled "Progen
                    Granted Anti-Angiogenesis Antibody Patent"